August 30, 2019

Ian Huen
Chief Executive Officer and Executive Director
Aptorum Group Ltd
17th Floor, Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

       Re: Aptorum Group Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 16, 2019
           File No. 333-232510

Dear Mr. Huen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed August 16, 2019

Smart Pharma Token, page 8

1. We note your response to comment 2 that the SMPT tokens are not being offered or sold to U.S. persons and that the transaction documents and agreement governing the tokens have expressed restrictions. Please advise us as to the extent to which you have implemented guidance in SEC Release 33-7516, including, for example, whether the issuer's website:
         is password protected with procedures reasonably designed to ensure that only non-
           U.S. persons can obtain access to the token offering;
 Ian Huen
Aptorum Group Ltd
August 30, 2019
Page 2

          limits access to the internet offering materials to persons who can demonstrate that they are not U.S. persons;
          includes a prominent disclaimer that clearly provides that the offer is directed only to countries other than the United States; and/or provides that the tokens are not being offered in the United States or to U.S. persons.
2. Please advise us of the provisions of Regulation S that you are relying upon in offering and selling the SMPT tokens. Please provide a detailed analysis as to how you meet each element of those provisions.
3. Please note your response to comment 3 indicates token holders are entitled to "net profits" or "net income" of SPLP. However, the disclosure in your registration statement discusses royalties based on "net sales," "revenue" and "positive cash flow." Please revise to address the inconsistency and to clarify whether distributions to token holders following a liquidation, dissolution or winding up of SPLP could exceed the amounts set aside from net sales and other revenue.
4. We note your response to prior comment 4 and your revised disclosure on page 9.
      Please revise your disclosure, consistent with your written response to comment 4, to clearly state: (1) you do not believe the net proceeds from the sales of the tokens will be sufficient to fund all of SMTPH's current and future operations; (2) you may provide
      SMTPH with the additional funding as necessary; and (3) the percentage of funding provided by you and/or additional sources will not affect the portion of royalties and/or profits token holders will be entitled to. Additionally, please include a risk factor disclosing the fact that the distributions to token holders are not correlated with the number of tokens sold or amount of proceeds raised through token sales. In this regard, we note that the dollar value of distributions will not be affected by proceeds from token sales that greatly exceed or are significantly lower than the cost of funding SMTPH's current and future operations.
       You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.



                                                             Sincerely,
FirstName LastNameIan Huen
                                                             Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                             Office of
Healthcare & Insurance
August 30, 2019 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName